August 25, 2005





Securities and Exchange Commission
100 F Street NE
Mail Stop 07-10
Washington, DC 20549-0710
Attn: Tracey Houser

                  RE:      Cavalier Homes, Inc.
                           Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 31, 2005
                           Form 10-K/A for Fiscal Year Ended December 31, 2004 Filed May 2, 2005
                           Form 10-Q for Quarter Ended April 2, 2005
                           Filed May 12, 2005
                           File No. 1-9792

Ladies and Gentlemen:

         We have received comments via facsimile from the staff of the Securities and Exchange Commission (the "Commission") on June 27, 2005, relating to the above-referenced filings of Cavalier Homes, Inc. ("Cavalier" or the "Company"). On July 26, 2005, we responded to all of the Commission's comments with the exception of item 9. The following paragraphs set forth our response to item 9 in the Commission's letter.

Form 10-K for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------
10.  Commitments and Contingencies
----------------------------------

Contingent Liabilities and Other
--------------------------------

9. We note the Commission's request for information on the Company's consideration of whether its exclusive dealers represent variable interest entities and whether Cavalier is the primary beneficiary of these dealers.

Under the provisions of FASB Interpretation No. 46(R) (As Amended), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 ("FIN46R"), specifically paragraph 4. h., Cavalier believes its exclusive dealers ("entity" or "entities") are not required to be evaluated to determine if the entities are variable interest entities because none of the four characteristics in paragraph 4. h. exists with respect to the Company's exclusive dealers. Additionally, we have reviewed the relationships with our exclusive dealers and believe that we do not hold interests in our exclusive dealers that could be deemed to be variable interests under FIN46R, other than the repurchase agreements discussed below.

CAVALIER'S REPURCHASE AGREEMENTS
--------------------------------

In accordance with manufactured housing industry practice, the Company's dealers finance a majority of their purchases of manufactured homes through wholesale "floor plan" financing arrangements. Under a typical floor plan financing arrangement, a financial institution provides the dealer, based on the dealer's credit situation, with a loan for the purchase price of the home and maintains a security interest in the home as collateral. Typically, the financial institution which provides financing to the dealer requires the Company to enter into a separate repurchase agreement with the financial institution under which the Company is obligated, upon default by the dealer, to repurchase the financed homes, after possession is transferred to Cavalier, at a declining price based upon the Company's original invoice date and price. For national floor plan lenders, the repurchase agreement is a blanket agreement, not dealer specific. The repurchase agreements represent a collateralized obligation which under certain facts and circumstances could be deemed to be a variable interest under FIN46R. Cavalier's repurchase obligation is secondary to the personal guarantees obtained by the floor plan lender from the dealerships' principals. Although the Company's repurchase agreements cover both exclusive and non-exclusive dealers, the non-exclusive dealers are not considered under the Company's evaluation of FIN46R, since there would be other manufacturers with similar collateralized obligations and Cavalier would not be deemed to be the primary beneficiary of the entity.

CHARACTERISTICS IN PARAGRAPH 4. h. OF FIN46R
--------------------------------------------

According to paragraph 4. h., an entity that is deemed to be a business under the definition in Appendix C need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of the Interpretation unless one or more of the following conditions exist:

          (1) The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.

          (2) The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

          (3) The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

          (4) The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

Further evaluation of the paragraph 4. h. characteristics is provided below under "Cavalier's Evaluation of the Scope Exceptions." Additionally, the Company believes that its exclusive dealers, at December 31, 2004, meet the definition of a business in accordance with Appendix C of the Interpretation.

CAVALIER'S EVALUATION OF THE SCOPE EXCEPTIONS
---------------------------------------------

        (1) Neither Cavalier, nor any of its subsidiaries or affiliates, participates in the design or redesign of exclusive dealers. Additionally, the exclusive dealers are not operating joint ventures under joint control of Cavalier and one or more independent parties and are not franchisees.

             (a) For the majority of exclusive dealers, there is a substantial period of time between formation and entering Cavalier's exclusive dealer program. At December 31, 2004, Cavalier's exclusive dealer program was comprised of 131 dealer locations. Included in the 131
                  locations  were four Company-owned   stores   which  are  part
                  of  the   consolidated   Cavalier   entity,   12  sole
                  proprietorships whose structure is not considered an "entity" subject to this interpretation, and 28 other locations for which we do not have a repurchase obligation. Of the remaining other 87 dealer locations, 66 locations (76%) were formed more than a year before signing up for the Cavalier exclusive dealer program as follows:
                                  Over 10 years - 29%
                                   5 - 10 years - 17%
                                    3 - 5 years - 10%
                                    1 - 3 years - 20%
                               Less than 1 year - 24%

             (b) Cavalier does not hold equity interests in the independent exclusive dealers.

             (c) The Company does not require any particular legal or operating structure for the dealer's business. Cavalier only requires an exclusive dealer to sign its standard dealer agreement with the accompanying exclusive dealer program addendum, and Cavalier will confirm floor plan availability with the dealer's finance source. Within the dealer agreement, both parties acknowledge that the only relationship between them is that of an independent manufacturer and an independent retailer and that the agreement does not create any partnership, joint venture or agency relationship between Cavalier and the dealer.

             (d) The dealer agreement prohibits the dealers from using Cavalier's trade name without its prior consent and does not allow the dealers to present themselves as agents of Cavalier.

             (e) The dealers are not allowed to enter into binding obligations on behalf of Cavalier.

        (2) The exclusive dealers are not designed so that substantially all of their activities either involve or are conducted on behalf of Cavalier and its related parties.

             (a) Conditions within the dealer agreement point out that Cavalier retains no control over the sale or method of sale to the retail customer and the dealer determines, in its sole discretion, the retail price charged for the sale of such homes and is responsible for all representations to the customer. Cavalier does not provide the exclusive dealers with manufacturers' suggested retail prices. Additionally, exclusive dealers do not receive a specific trade area/sales territory as part of the exclusive dealer arrangement, nor does Cavalier determine the model mix a dealer carries at his retail sales center.

             (b) While the exclusive dealer arrangement limits the dealership to new home sales of Cavalier product only, the exclusive dealers also generate used home sales from trade-ins, repossessions placed with them by finance companies and wholesale purchases of distressed inventory from other businesses, which may be new or used products. Dealers generate revenue from other sources, including fees and brokerage commissions on finance and insurance products, service contracts, and real estate sales, to name a few.

             (c) The standard dealer agreement, along with the exclusive agreement addendum, may be terminated by either party, with or without cause, by three days written notice and without any cancellation penalties. In the event the agreements are terminated, Cavalier has no obligation to repurchase from the dealer any homes remaining in the dealer's inventory.

             (d) Turnover in the exclusive dealer program is significant. During the five year period ended December 31, 2004, there were 365 new dealer locations added and 512 dealer locations that cancelled from the excusive dealer program. For the five years ended December 31, 2004, the majority of dealers who exited the exclusive dealer program either moved to another Cavalier dealer program or moved to another unrelated home manufacturer's product. Of the dealers in the exclusive program at December 31, 2004, the average tenure was three years.

             (e) Other than supplying product to exclusive dealers, Cavalier does not participate in the ongoing activities or maintain control of a dealer's operations. Cavalier does not provide long-lived assets, intellectual property or employees to its exclusive dealers. The Company also does not develop or require particular business processes of exclusive dealers, including strategic management processes, operational processes and resource management processes. Additionally, dealers are responsible for identification and servicing of the retail customers, including home setup, installation, foundations and HVAC for which they generate a revenue stream.

             (f) Cavalier is not obligated to pay off an exclusive dealer's floor plan debt if the dealer sells a home but does not use the proceeds from the sale to pay off the related floor plan debt. The floor plan source must be able to return the home, in new condition, to Cavalier for resale in order for Cavalier to be obligated to perform under the repurchase agreement. The Company is obligated, upon default by the dealer, to repurchase the financed homes at a declining price based upon the Company's original invoice date and price.

        (3) Based on a sample of exclusive dealers, we determined that Cavalier does not provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the exclusive dealers based on an analysis of the fair values of the interests in the exclusive dealers.

             (a) Cavalier does not hold equity interests in the independent exclusive dealers.

             (b) Cavalier's current primary exclusive dealer floor plan lender confirmed that Cavalier's repurchase agreement does not take precedence over the credit worthiness of a dealer in the lender's credit evaluation process.

             (c) As previously indicated, Cavalier's repurchase obligation is secondary to the dealer's personal guaranty to the floor plan source.

             (d) As noted above, the majority of exclusive dealers doing business with Cavalier have been in business for several years prior to becoming a Cavalier exclusive dealer.

(            (e)  While each of the exclusive dealers has a different  financial situation, we reviewed exclusive dealers for which we had updated financial statements at the original effective date (end of first quarter 2004) of the FIN46R evaluation.
                  In doing so we calculated an average per dealer location fair value of our repurchase obligation as of December 31, 2004 and ascertained that the initial (maximum at the beginning of a usual 24 month period repurchase obligation) average fair value of the Company's repurchase obligation was approximately $16,000 for Cavalier homes in dealer inventory. In order for Cavalier to provide more than half of the total of the equity, debt and other subordinated financial support, including personal guarantees of the exclusive dealers, to the entity the average dealer equity, personal guarantees and the fair value of the debt extended by the lender would need to be less than $32,000. In the sample of dealers we reviewed, the fair value of Cavalier's repurchase obligation represented a range of 0.8% to 1.7% of the dealer's total subordinated financial support. The dealer's floor plan obligation is included as a component of its subordinated financial support; however, the personal equity of the dealerships' principals was not included in the calculation. We believe the results of the calculation for this sample of dealers is representative of the results of the calculation for the exclusive dealer population and that it is not reasonably possible that the fair value of our repurchase obligation for any dealer would approach 50% of the dealer's total equity, debt and other subordinated financial support.

        (4) The exclusive dealers' activities are not primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

Based on the above analysis, Cavalier believes the exclusive dealers doing business with Cavalier are not required to be evaluated to determine if the entities are variable interest entities because none of the four characteristics in paragraph 4. h. exists with respect to these exclusive dealers.

Cavalier hereby acknowledges the following:

        o Cavalier is responsible for the adequacy and accuracy of the disclosure in its filings;
        o Staff comments or changes to disclosure in response to staff comments in Company filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
        o Cavalier may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any further information with respect to the Cavalier's filings, please telephone either myself at (256) 747-9831 or David Roberson at (256) 747-9838.

                                   Sincerely,

                                   /s/ Michael R. Murphy
                                   ---------------------
                                       Michael R. Murphy
                                   Chief Financial Officer

cc:      David Roberson
         June Martin
         Paul S. Ware, Esq.
         Laura P. Washburn, Esq.
         Lori Snodgrass
         Bobby Tesney, Audit Committee, Chairman
         A. Douglas Jumper, Sr., Audit Committee
         J. Don Williams, Audit Committee